Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146635

Prospectus Supplement No. 1
(to Prospectus dated October 23, 3007)

7,792,155 SHARES OF COMMON STOCK
OF
VIRTUALSCOPICS, INC.
500 Linden Oaks,
Rochester, New York 14625
(585) 249-6231

This Prospectus Supplement No. 1 supplements and updates the prospectus dated October 23, 2007, initially relating to the resale of up to 7,973,909 shares of common stock, par value $0.001 per share, of VirtualScopics, Inc. (the “Company” or “our”) by the selling security holders identified in the section of the prospectus titled “Selling Security Holders”. This prospectus supplement should be read in conjunction with the prospectus, as supplemented. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supplements the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any and all amendments or supplements thereto.

Removal of Selling Security Holder and Selling Security Holder’s Offered Shares

Robert G. Klimasewski, Chairman of the Board of Directors of the Company, has informed the Company that he desires to remove the 181,754 shares of our common stock initially offered for resale by Mr. Klimasewski pursuant to the prospectus from the shares offered for resale pursuant to the prospectus.

This prospectus supplement amends the introductory paragraph of the prospectus to reflect the removal of these 181,754 shares of our common stock from the shares offered for resale pursuant to the prospectus, to read as follows:

“This prospectus relates to the resale of up to 7,792,155 shares of common stock, par value $0.001 per share, of VirtualScopics, Inc. (the “Company, “we” or “us”) by the selling security holders identified in the section of this prospectus titled “Selling Security Holders.” Of the 7,792,155 shares of common stock registered hereby, (i) 3,529,017 shares are currently issuable upon conversion of our series B convertible preferred stock held by the selling security holders, and we agreed to register 150% of this amount, or 5,293,523 shares, (ii) 2,184,941 shares are issuable upon exercise of warrants issued by us and held by the selling security holders, and (iii) 313,691 shares are issuable upon the payment of dividends to the holders of the series B convertible preferred stock. We will not receive any proceeds from the sale of the shares of common stock offered hereby by the selling security holders. We will receive, however, the exercise price of any warrants exercised by the selling security holders. We have agreed to bear all expenses of registration of the common stock offered hereby under Federal and state securities laws.”

The information appearing under the heading of the prospectus entitled “Selling Security Holders” sets forth information with respect to the selling security holders and the respective number of shares of the our common stock being offered for resale by each selling security holder pursuant to the prospectus. This prospectus supplement updates the information set forth under the heading of the prospectus entitled “Selling Security Holders” by removing the 181,754 shares of our common stock previously offered by Mr. Klimasewski, and the related footnotes.

This prospectus supplement further updates the prospectus elsewhere as necessary to reflect the removal of the 181,754 shares of our common stock previously offered by Mr. Klimasewski from the shares offered for resale pursuant to the prospectus.

The date of this prospectus supplement is March 5, 2008.